UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐             No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Annual General Meeting of Shareholders of the Company

Atento S.A. (the “Company”) held its 2018 Annual General Meeting of Shareholders (the “Annual Meeting”) on May 31, 2018 at the registered office of the Company, 4 rue Lou Hemmer, L-1748 Luxembourg Findel. A total of 69,294,979 of the Company’s ordinary shares, representing approximately 93.75% of the ordinary shares outstanding and eligible to vote and constituting a quorum, were voted at the Annual Meeting.

The Company’s shareholders approved each of the items submitted for approval at the Annual Meeting, as follows:

•	Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2017, with 60,127,635 votes in favor, 2,105 votes against and 165,239 abstentions.

•	Approval of the auditor’s report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2017, with 69,127,578 votes in favor, 2,105 votes against and 165,296 abstentions.

•	Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2017, with 69,127,578 votes in favor, 2,105 votes against and 165,296 abstentions.

•	Allocation of the results for the financial year 2017, with 69,147,596 votes in favor, 3,105 votes against and 144,278 abstentions.

•	Ratification of the declaration of the interim dividend approved by the board of directors on October 31, 2017, with 69,147,815 votes in favor, 3,005 votes against and 144,159 abstentions.

•	Discharge of liabilities granted to the directors of the Company in respect of the financial year 2017, with 68,966,711 votes in favor, 9,174 votes against and 319,094 abstentions

•	Renewal of Thomas Iannotti as Class I Director of the Company for a term ending at the Annual General Meeting of Shareholders in 2021, with 69,136,320 votes in favor, 14,500 votes against, and 144,159 abstentions.

•	Renewal of David Garner as Class I Director of the Company for a term ending at the Annual General Meeting of Shareholders in 2021, with 69,130,570 votes in favor, 20,250 votes against and 144,159 abstentions.

•	Renewal of the mandate of the independent auditor of the Company, with 69,232,317 votes in favor, 61,505 votes against and 1,157 abstentions.

•	Approval of fees to members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, in the same aggregate amount as paid in respect of the financial year ended as at December 31, 2017 and the related power granted to the Board of Directors to allocate such amounts between the directors of the Company, with 68,977,954 votes in favor, 5,316 votes against and 311,709 abstentions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha
Chief Financial Officer

Date: June 4, 2018